Exhibit 1
Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON ANNOUNCES INITIAL RESOURCE ESTIMATES AT THE
WHEELER RIVER URANIUM PROJECT
Toronto, ON — November 9, 2010... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce initial estimates of mineral resources prepared in accordance with National Instrument 43-101 (NI 43-101) from the work carried out to date on the Wheeler River project located in the rich Athabasca Basin of northern Saskatchewan. These estimates are highly encouraging for the potential of Wheeler River in terms of its high grade and its size. The estimates, at a cut-off grade of 0.8% U3O8, are based on data available to date from just two zones (A and B) of the Phoenix discovery at Wheeler River.

			Grade
Category	Zone	Tonnes	(% U3O8)	Pounds U3O8
Indicated	Phoenix A	89,900	17.99%	35,638,000
Inferred	Phoenix B	23,800	7.27%	3,811,000
Ron Hochstein, President and CEO, commented, “Phoenix is showing that it is in an elite class of deposits. There are only two other uranium deposits today in the world with average grades similar to Phoenix A, being McArthur River and Cigar Lake. Furthermore, we believe that these initial mineral resource estimates are just the beginning for the Phoenix trend. We’ve only just begun to uncover its potential. The planned winter drilling program will focus on two other zones (C and D), which could also offer significant resource potential. This project expands more and more every time we work it. I look forward to updated mineral resource estimates on the property in due course.”
Wheeler River Property
The Wheeler River property, encompassing over 120 square kilometres, is favourably located along strike from the McArthur River deposit and is underlain by many of the same geological features that are present on that producing property. A prime target on Wheeler has been a quartzite ridge, where significant mineralization was intercepted in 2006 at depths of 300+ meters on two separate locations along this ridge separated by 600 meters. Work during 2008 identified the Phoenix zone, a discovery of unconformity-hosted mineralization associated with the hanging wall of the quartzite ridge. This prospective quartzite ridge structure continues over 18 kilometres on the property, and to date the joint venture has only drilled on 1.3 kilometres of the 18 kilometres. Additional geophysics work along the structure has already identified a number of targets to be drilled. The Phoenix discovery has a number of geological similarities to the McArthur River mineralization, but is at a shallower depth.
In addition, the Phoenix discovery is well located with respect to all-weather roads and the provincial power grid. Most significant, the operating Key Lake mill complex is close at approximately 35 kilometres by road south of the property.
The Phoenix Discovery mineralization occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks. Mineralization and alteration has been traced over a strike length of nearly 1.3 kilometres to date. Since the discovery hole WR-249 was drilled in 2008, 106 drill holes have reached the target depth, identifying two distinct zones (Zone A and B) of high-grade mineralization. Recently, two new zones (C and D) have been discovered which will be the target of further investigation this winter. For 2011, the joint venture has planned a major CDN$10 million, 70 hole diamond drill program, which is the largest program carried out to date on the property.

Denison is the operator and holds a 60% interest in the Wheeler River Property. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.
Mineral Resource Estimates
SRK Consulting (Canada) Inc. (SRK) was retained by the Wheeler River joint venture to independently review, verify and present the mineral resource estimates at Zones A and B of the Phoenix discovery. The Technical Report about these mineral resource estimates will be filed on SEDAR (www.sedar.com) within 45 days of this release. Messrs. Gilles Arseneau, Ph.D., P.Geo, and Cliff Revering, P. Eng., of SRK, who are both Qualified Persons as defined by NI 43-101, have reviewed the technical contents related to the mineral resource estimates contained in this release.
The mineral resource estimates utilized 75 diamond drill holes (totalling 35,656.2 metres) which were drilled from 2008 to 2010. Drill spacing across the deposits is variable, ranging from about 12.5 metres to more than 50 metres.
Three dimensional models for all zones at Phoenix were constructed using Vulcan Version 8.0.3 Mine Modeling Software. An orthogonal search ellipsoid having dimensions 40 metre x 10 metre x 2 metre was constructed and oriented to reflect the major, semi-major and minor axis of the mineralized zone; striking 52 degrees azimuth and plunging -2.5 degrees to the northeast. The long axis was oriented parallel to the long axis of the mineralization. The variables grade, density and grade times density (GXD) were interpolated into a universal block model using inverse distance squared. During the estimation process, grades above 20% were restricted to a smaller search ellipse to limit the influence of these high grade values.
The resource database utilized primarily uranium geochemical analyses from the Saskatchewan Research Council (SRC) Geoanalytical Laboratories in Saskatoon, Saskatchewan. Where geochemical analyses were not available due to incomplete sampling or core recovery issues, downhole gamma probe data were used to calculate equivalent uranium grades. A total of 51 dry bulk density samples, representing all rock types and mineralization styles form a basis for the density component of the mineral resource estimates.
The technical information contained in this press release related to the above described exploration activities is reported and verified by William C. Kerr, Denison’s Vice President, Exploration, who is a qualified person as defined by NI 43-101.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. The Company also has ownership interests in two uranium mills in North America. Denison also has a strong exploration and development portfolio including the Phoenix discovery in the Athabasca Basin, as well as large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein President and Chief Executive Officer	(416) 979-1991 Extension 232

Jim Anderson Executive Vice President and CFO	(416) 979-1991 Extension 372
Cautionary Statements Regarding Forward Looking Information
Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and “has the potential to”.
Forward looking statements are based on the assumptions noted in this press release and on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information is reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the estimates of Denison’s mineral reserves and mineral resources; uranium and vanadium production and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation on Denison; exploration, development, production and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves through acquisitions and development; and receipt of regulatory approvals and permits and treatment under governmental regulatory regimes.
There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 19, 2010, available at http://www.sedar.com and its Form 40-F for the financial year ended December 31, 2009, available at http://www.sec.gov, as well as the following: global financial conditions; volatility in market prices for uranium and vanadium; changes in foreign currency exchange rates and interest rates; the market price of Denison’s securities; the ability to access capital; the ability of Denison to meet its obligations to its creditors; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical and processing problems; and, the potential influence of, or reliance upon, a business partner.
Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations, except as otherwise required by applicable legislation.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This news release may use the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.